Direct Owners/Executive Officers

Organization CRD Number: 171752   **Organization Name: LUMINEX TRADING & ANALYTICS LLC**

Organization SEC Number: 8-69476   **Applicant Name: LUMINEX TRADING & ANALYTICS LLC**

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
STUPAY, MICHAEL ELLIOT	Individual	FINOP,PRINCIPAL OPERATIONS OFFICER, PRINCIPAL FINANCIAL OFFICER	03/2022	Less than 5%	N	N	2287906
TITAN PARENT COMPANY, LLC	Domestic Entity	OWNER	03/2022	75% or more	Y	N	20-1926812
MIELE, STEPHEN R	Individual	CHIEF STRATEGY OFFICER	03/2022	Less than 5%	N	N	2645590
CONARY, NEIL WHITNEY	Individual	CEO	03/2022	Less than 5%	Y	N	1060818
DOLAN, JAMES CHRISTOPHER	Individual	CHIEF COMPLIANCE OFFICER	09/2015	Less than 5%	Y	N	3219968
HAGEN, DAVID WALTER	Individual	CHIEF PRODUCT OFFICER	03/2022	Less than 5%	N	N	2101752
LINARES, JOHN FITZGERALD	Individual	GENERAL COUNSEL, CORPORATE SECRETARY	03/2022	Less than 5%	N	N	3104547